                      SECURITIES AND EXCHANGE COMMISSION,
                            WASHINGTON, D.C.  20549

                                ----------------

                      Amendment No. 1 (Final Amendment) to
                                SCHEDULE TO and

                              Amendment No. 1  to

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934

                                EFTC CORPORATION
                                ----------------
                       (Name of Subject Company (Issuer))

                          THAYER-BLUM FUNDING, L.L.C.
                          ---------------------------
                      (Names of Filing Persons (Offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                  268443-10-8
                                  -----------
                     (CUSIP Number of Class of Securities)

                              Jeffrey W. Goettman
                          Thayer-BLUM Funding, L.L.C.
                         1455 Pennsylvania Avenue, N.W.
                            Washington,. D.C. 20004
                           Telephone:  (202) 371-0150

                                with a copy to:

                              Eric A. Stern, Esq.
                                Latham & Watkins
                          1001 Pennsylvania Ave. N.W.
                                   Suite 1300
                             Washington, D.C. 20004
                           Telephone:  (202) 637-2200

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction
      Valuation*                                 Amount of Filing Fee**

    $22,500,000.00                                      $4,500.00
--------------------------------------------------------------------------------
 *This calculation assumes the purchase of 5,625,000 shares of Common Stock of EFTC Corporation.

**The filing fee, calculated in accordance with Rule 0-11(d) of the Securities
  Exchange Act of 1934, equals 1/50th of one percent of the aggregate value of cash offered by Thayer-BLUM Funding, L.L.C. for 5,625,000 shares of Common Stock at $4.00 per share.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $4,500.00    Filing Party:  Thayer-BLUM Funding, L.L.C.

Form or Registration: Schedule TO     Date Filed:  July 20, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                   * * * * *

          This Schedule TO ("Final Amendment"), amends Schedule 13D originally filed on April 10, 2000 ("Original Schedule 13D") and Schedule TO originally filed on July 20, 2000 ("Original Schedule TO"), relating to the offer by Thayer-BLUM Funding, L.L.C. (the "Purchaser") to purchase up to 5,625,000 but not less than 500,000 shares of common stock, par value $0.01 per share ("Common Stock"), including the associated rights issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and together with the Common Stock the "Shares"), of EFTC Corporation, a Colorado corporation (the "Company"), for $4.00 per share, net to the seller in cash, without interest thereon, upon the terms and conditions of the Offer to Purchase, dated July 19, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase collectively constitute the "Offer"). Capitalized terms used and not defined herein have the meanings assigned to such terms in the Original Schedule TO and Original Schedule 13D.


                                   * * * * *

                        AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON                   THAYER-BLUM FUNDING, L.L.C.

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                                          OO
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION                  DELAWARE
--------------------------------------------------------------------------------

     NUMBER OF SHARES        7  SOLE VOTING POWER
                           -----------------------------------------------------
       BENEFICIALLY          8  SHARED VOTING POWER

      OWNED BY EACH               35,735,837
                           -----------------------------------------------------
    REPORTING PERSON         9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
          WITH              10  SHARED DISPOSITIVE POWER

                                  35,735,837
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                 OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON                   THAYER EQUITY INVESTORS IV, L.P.

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]  (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                    WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE
--------------------------------------------------------------------------------

     NUMBER OF SHARES        7  SOLE VOTING POWER
                           -----------------------------------------------------
       BENEFICIALLY          8  SHARED VOTING POWER

      OWNED BY EACH                35,735,837
                           -----------------------------------------------------
     REPORTING PERSON        9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
          WITH              10  SHARED DISPOSITIVE POWER

                                  35,735,837
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                PN
--------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON                 TC EQUITY PARTNERS IV, L.L.C.

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                                 SEE ITEM 3.
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION            DELAWARE
--------------------------------------------------------------------------------

    NUMBER OF SHARES         7  SOLE VOTING POWER
                           -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER

     OWNED BY EACH                35,735,837
                           -----------------------------------------------------
   REPORTING PERSON          9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
         WITH               10  SHARED DISPOSITIVE POWER

                                  35,735,837
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                 OO  (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON                 TC MANUFACTURING HOLDINGS, L.L.C.

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                                  WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION             DELAWARE
--------------------------------------------------------------------------------

     NUMBER OF SHARES        7  SOLE VOTING POWER
                           -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER

     OWNED BY EACH                35,735,837
                           -----------------------------------------------------
   REPORTING PERSON          9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
        WITH                10  SHARED DISPOSITIVE POWER

                                  35,735,837
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                 OO  (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON                 TC CO-INVESTORS IV, LLC

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                               SEE ITEM 3.
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE
--------------------------------------------------------------------------------

     NUMBER OF SHARES        7  SOLE VOTING POWER
                           -----------------------------------------------------
      OWNED BY EACH          8  SHARED VOTING POWER

      BENEFICIALLY                35,735,837
                           -----------------------------------------------------
   REPORTING PERSON          9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
         WITH               10  SHARED DISPOSITIVE POWER

                                  35,735,837
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*               OO  (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON                 TC MANAGEMENT PARTNERS IV, L.L.C.

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                              SEE ITEM 3.
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION               DELAWARE
--------------------------------------------------------------------------------

       NUMBER OF SHARES      7  SOLE VOTING POWER
                           -----------------------------------------------------
        BENEFICIALLY         8  SHARED VOTING POWER

        OWNED BY EACH             35,735,837
                           -----------------------------------------------------
      REPORTING PERSON       9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
             WITH           10  SHARED DISPOSITIVE POWER

                                  35,735,837
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                OO  (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON                 FREDERIC V. MALEK

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                                 SEE ITEM 3.
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION            USA
--------------------------------------------------------------------------------

     NUMBER OF SHARES        7  SOLE VOTING POWER
                           -----------------------------------------------------
      OWNED BY EACH          8  SHARED VOTING POWER

       BENEFICIALLY               35,735,837
                           -----------------------------------------------------
   REPORTING PERSON          9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
         WITH               10  SHARED DISPOSITIVE POWER

                                  35,735,837
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                   IN
--------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON                 CARL J. RICKERTSEN

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                                 SEE ITEM 3.
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION             USA
--------------------------------------------------------------------------------

    NUMBER OF SHARES         7  SOLE VOTING POWER
                           -----------------------------------------------------
     OWNED BY EACH           8  SHARED VOTING POWER

     BENEFICIALLY                 35,735,837
                           -----------------------------------------------------
   REPORTING PERSON          9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
        WITH                10  SHARED DISPOSITIVE POWER

                                  35,735,837
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                        IN
--------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON                 JEFFREY W. GOETTMAN

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                                SEE ITEM 3.
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION           USA
--------------------------------------------------------------------------------

     NUMBER OF SHARES        7  SOLE VOTING POWER
                           -----------------------------------------------------
       BENEFICIALLY          8  SHARED VOTING POWER

      OWNED BY EACH               35,735,837
                           -----------------------------------------------------
   REPORTING PERSON          9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
         WITH               10  SHARED DISPOSITIVE POWER

                                  35,735,837
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                        IN
--------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON                 SUSAN GALLAGHER

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                                SEE ITEM 3.
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION             USA
--------------------------------------------------------------------------------

     NUMBER OF SHARES        7  SOLE VOTING POWER
                           -----------------------------------------------------
       BENEFICIALLY          8  SHARED VOTING POWER

       OWNED BY EACH              35,735,837
                           -----------------------------------------------------
     REPORTING PERSON        9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
           WITH             10  SHARED DISPOSITIVE POWER

                                  35,735,837
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                        IN
--------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON                   RCBA STRATEGIC PARTNERS, L.P.

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         94-3303833
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
-------------------------------------------------------------------------------
 3  SEC USE ONLY
-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                                    WC
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION               DELAWARE
-------------------------------------------------------------------------------

     NUMBER OF SHARES        7  SOLE VOTING POWER
                           ----------------------------------------------------
       BENEFICIALLY          8  SHARED VOTING POWER

      OWNED BY EACH               35,735,837
                           ----------------------------------------------------
     REPORTING PERSON        9  SOLE DISPOSITIVE POWER
                           ----------------------------------------------------
          WITH              10  SHARED DISPOSITIVE POWER

                                  35,735,837
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,735,837
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.3%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                  PN
-------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON                   BLUM CAPITAL PARTNERS, L.P.

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         94-3205364
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                                WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION           CALIFORNIA
--------------------------------------------------------------------------------

     NUMBER OF SHARES        7  SOLE VOTING POWER
                           -----------------------------------------------------
      BENEFICIALLY           8  SHARED VOTING POWER

      OWNED BY EACH               35,735,837
                           -----------------------------------------------------
   REPORTING PERSON          9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
         WITH               10  SHARED DISPOSITIVE POWER

                                  35,735,837
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*              PN, IA
--------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON                 RICHARD C. BLUM & ASSOCIATES, INC.

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         94-2967812
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                 WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [_]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION                        CALIFORNIA
--------------------------------------------------------------------------------
                             7  SOLE VOTING POWER
--------------------------------------------------------------------------------
    NUMBER OF SHARES         8  SHARED VOTING POWER

     BENEFICIALLY               35,735,837
                           -----------------------------------------------------
     OWNED BY EACH           9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
   REPORTING PERSON         10  SHARED DISPOSITIVE POWER

         WITH                   35,735,837

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                        CO
--------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSON                   RCBA GP, L.L.C.

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         94-3303831
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                                          WC
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [_]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE
--------------------------------------------------------------------------------

    NUMBER OF SHARES         7  SOLE VOTING POWER
                           -----------------------------------------------------
     BENEFICIALLY            8  SHARED VOTING POWER

     OWNED BY EACH              35,735,837
                           -----------------------------------------------------
   REPORTING PERSON          9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
        WITH                10  SHARED DISPOSITIVE POWER

                                35,735,837
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

CUSIP NO. 268443 10 8

--------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSON                   RICHARD C. BLUM

    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]     (b)
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS                                          PF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [_]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION                        USA
--------------------------------------------------------------------------------

    NUMBER OF SHARES         7  SOLE VOTING POWER
                           -----------------------------------------------------
     BENEFICIALLY            8  SHARED VOTING POWER

     OWNED BY EACH              35,735,837
                           -----------------------------------------------------
   REPORTING PERSON          9  SOLE DISPOSITIVE POWER
                           -----------------------------------------------------
        WITH                10  SHARED DISPOSITIVE POWER

                                35,735,837
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    35,735,837
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    78.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*                        IN
--------------------------------------------------------------------------------

          Items 1 and 4 through 7 of the Original Schedule 13D are hereby amended and supplemented to include the following information:

          Item 1 of the Original Schedule 13D is hereby amended and supplemented to read in its entirety:


Item 1.    Security:  This Schedule 13D relates to (i) the Purchase of 5,625,000
           --------
shares of Common Stock, (ii) the exchange of Senior Subordinated Exchangeable Notes (the "March Notes") originally issued with an aggregate principal amount of $54,000,000 on March 30, 2000 for $57,284,850 in Senior Subordinated Convertible Notes issued August 23, 2000 (the "Convertible Notes"), which may be converted into 22,203,430 shares of Common Stock at a conversion rate of $2.58 per share, and (iii) the exchange of Senior Subordinated Exchangeable Notes (the "July Notes") originally issued with an aggregate principal amount of $14,000,000 on July 14, 2000 and automatically converted into 14,233 shares of Series B Convertible Preferred Stock (the "Convertible Preferred Stock") on August 23, 2000 at a conversion price of $1.80 per share (initially convertible into 7,907,407 shares of Common Stock).*

          The March Notes paid interest on the unpaid $54,000,000 original principal amount at a rate of 15% per annum, compounded quarterly, from March 30, 2000 through and including August 22, 2000. The July Notes paid interest on the unpaid $14,000,000 original principal amount at a rate of 15% per annum, compounded quarterly, from July 14, 2000 through and including August 22, 2000. All interest accrued on the March Notes and July Notes was added to the principal thereof, respectively, in accordance with their terms.

          On August 23, 2000, the March Notes were automatically exchanged for the Convertible Notes which will accrue interest on the unpaid principal amount at a rate of 8.875% per annum, compounded quarterly, commencing on August 23, 2000 and ending on June 30, 2006 unless otherwise earlier redeemed.

          On August 23, 2000, the July Notes were automatically exchanged into 14,233 shares of Convertible Preferred Stock which will accrue cumulative cash dividends on the Liquidation Price (as defined therein) of each share of Series B Convertible Preferred Stock at the rate of 8.875% per annum, from and including August 23, 2000 until such shares are paid or converted to Common Stock.

          Issuer:   EFTC Corporation
          ------    9351 Grant Street
                    Denver, Colorado 80229.

*Note: The warrant to purchase 3,093,254 shares of Common Stock referenced in the Original Schedule 13D was cancelled in accordance with its terms effective as of August 23, 2000.

          Item 4 (a) & (b) of the Original Schedule 13D is hereby amended and supplemented by adding the following after the first paragraph:

          The Purchase Agreement was amended on July 12, 2000 (the "Amended Purchase Agreement") to reflect the purchase by the Purchaser of the July Notes (as defined in item 1). In the Amended Purchase Agreement, the maximum number of shares subject to purchase in the Tender Offer was reduced from 8,250,000 to 5,625,000.

          Item 4(d) of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the first paragraph:

          The Purchaser's nominees for board of directors of the Company are:
Jeffrey W. Goettman, a Managing Director of Thayer Capital Partners, a private equity investment fund based in Washington, D.C.; John C. Walker, a Partner of BLUM Capital Partners, L.P., a San Francisco-based private equity and strategic block investment firm; Douglas McCormick, a principal of Thayer Capital Partners; Jose S. Medeiros, a Partner of RCBA Strategic Partners, L.P.; and Michael B. Sweeny, an Associate at Thayer Capital Partners.

          Item 5(a) of the Original Schedule 13D is hereby amended and supplemented to read in its entirety:


Item 5.    Interest in Securities of the Issuer:
           ------------------------------------

(a) The Reporting Persons listed in Item 2 above may be deemed to be members in a group, in which case the Reporting Persons would be deemed to have beneficial ownership of 35,735,837 shares of Common Stock which would account for 78.3% of the Common Stock then outstanding on an as converted basis.

          Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the first paragraph of the
Item:

          At a special meeting of the Issuer's shareholders held on August 22, 2000, the shareholders approved the transactions contemplated by the Amended Purchase Agreement, resulting in (i) the exchange of the March Notes for the Convertible Notes, and (ii) conversion of the July Notes into 14,233 shares of Convertible Preferred Stock. On August 23, 2000, the Convertible Notes and 14,233 shares of Convertible Preferred Stock were issued by the Company to the Purchaser.

          Pursuant to the Tender Offer, Purchaser accepted for purchase 5,625,000 shares of Common Stock on August 23, 2000.

          Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit A-1:  First Amendment to the Securities Purchase Agreement

                                   * * * * *

                AMENDMENT NO. 1 TO SCHEDULE TO (FINAL AMENDMENT)

     Items 6, 11 and 12 of the Original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following information:

     Item 6 of the Original Schedule TO is amended by adding the following after the first paragraph:

     The Purchaser's nominees for board of directors of the Company are: Jeffrey
W. Goettman, a Managing Director of Thayer Capital Partners, a private equity investment fund based in Washington, D.C.; John C. Walker, a Partner of BLUM Capital Partners, L.P., a San Francisco-based private equity and strategic block investment firm; Douglas McCormick, a principal of Thayer Capital Partners; Jose
S. Medeiros, a Partner of RCBA Strategic Partners, L.P.; and Michael B. Sweeny, an Associate at Thayer Capital Partners.

     Item 11 of the Original Schedule TO is amended by adding the following after the first paragraph:

     The Offer expired at 12:00 midnight, New York City time, on Tuesday, August 22, 2000. Pursuant to the Offer, based on a preliminary report from the Depositary, 12,329,930 Shares were validly tendered and not withdrawn, including 555,713 Shares tendered pursuant to Notices of Guaranteed Delivery. This represents 6,704,930 more Shares than the maximum number of 5,625,000 Shares sought by Purchaser in the Tender Offer. The maximum 5,625,000 Shares will, therefore, be purchased pro rata pursuant to Section 2 of the Offer to Purchase.

     Item 12 of the Original Schedule TO is amended by adding the following exhibit:

     (a)(5)(iv) Text of the Press Release, dated August 24, 2000, issued by the Purchaser.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2000

THAYER-BLUM FUNDING, L.L.C.

By: /s/ Jeffrey W. Goettman, Manager

THAYER EQUITY INVESTORS IV, L.P.

By:  TC Equity Partners IV, L.L.C., its General Partner

By: /s/ Barry E. Johnson, Attorney-in-fact

TC EQUITY PARTNERS IV, L.L.C.

By: /s/ Barry E. Johnson, Attorney-in-fact

THAYER MANUFACTURING HOLDINGS, L.L.C.

By:  TC CO-INVESTORS IV, LLC, its Managing Member
By:  TC Management Partners IV, L.L.C., its Managing Member

By: /s/ Barry E. Johnson, Attorney-in-fact

TC CO-INVESTORS IV, LLC

By:  TC Management Partners IV, L.L.C., its Managing Member

By: /s/ Barry E. Johnson, Attorney-in-fact

TC MANAGEMENT PARTNERS IV, L.L.C.

By: /s/ Barry E. Johnson, Attorney-in-fact

FREDERIC V. MALEK

By: /s/ Barry E. Johnson, Attorney-in-fact

CARL J. RICKERTSEN

By: /s/ Barry E. Johnson, Attorney-in-fact

JEFFREY W. GOETTMAN

By: /s/ Barry E. Johnson, Attorney-in-fact

SUSAN GALLAGHER

By: /s/ Barry E. Johnson, Attorney-in-fact

RCBA STRATEGIC PARTNERS, L.P.

By:  RCBA GP, L.L.C., its General Partner

By: /s/ Murray A. Indick, Member

RCBA GP, L.L.C.

By: /s/ Murray A. Indick, Member

RICHARD C. BLUM & ASSOCIATES, INC.

By: /s/  Murray A. Indick, Partner, General Counsel and Secretary

BLUM CAPITAL PARTNERS, L.P.

By:  Richard C. Blum & Associates, Inc., its General Partner

By: /s/  Murray A. Indick, Partner, General Counsel and Secretary

RICHARD C. BLUM

By: /s/  Murray A. Indick, Attorney-in-fact